                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2 )*




                              BIONX IMPLANTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09064Q106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                NOVEMBER 9, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
      [ ]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [X]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 09064Q106

--------------------------------------------------------------------------------
(1)   Names of Reporting Persons.  I.R.S. Identification Nos. of
      Above Persons (entities only):  PERTTI TORMALA

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)____      (b)____

--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Citizenship or Place of Organization:  FINLAND

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned  (5)            Sole           Voting
    by Each Reporting Person With         Power:                2,066,454*
                                     -------------------------------------------
                                     (6)            Shared         Voting
                                          Power:                     -0-
                                     -------------------------------------------
                                     (7)            Sole       Dispositive
                                          Power:                1,138,637*
                                     -------------------------------------------
                                     (8)            Shared     Dispositive
                                          Power:                     -0-
--------------------------------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:  2,066,454*

--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row (9):  19.0%*

--------------------------------------------------------------------------------
(12)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------

* Mr. Pertti Tormala beneficially owns and has the sole power to dispose of 1,138,637 shares (10.5%) of Bionx Implants, Inc. common stock ("Common Stock"). The 1,138,637 shares include 16,600 shares of Common Stock which Mr. Tormala has the right to acquire upon exercise of options granted by the Issuer within 60 days after December 31, 2001, and 1,122,037 shares of Common Stock which represents his proportionate equity interest in 2,684,211 shares of Common Stock owned by Bionix, B.V., a Dutch company. Pursuant to an agreement with Bionix, B.V., Mr. Tormala has the right to cause Bionix, B.V. to transfer to him such 1,122,037 shares. That agreement also enables Mr. Tormala to direct the voting by Bionix, B.V. of an aggregate of 2,049,854 shares of Common Stock beneficially owned by Bionix, B.V., which represents Mr. Tormala's 1,122,037 shares and an additional 927,817 shares of Common Stock owned by other shareholders of Bionix, B.V.

ITEM 1(a).  NAME OF ISSUER:  Bionx Implants, Inc.

--------------------------------------------------------------------------------

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1777 Sentry Parkway West, Gwynedd Hall, Suite 400, Blue Bell, Pennsylvania 19422

--------------------------------------------------------------------------------
ITEM 2(a).  NAME OF PERSON FILING:  Pertti Tormala

--------------------------------------------------------------------------------

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: c/o Bionx Implants, Inc. 1777 Sentry Parkway West, Gwynedd Hall, Suite 400, Blue Bell, Pennsylvania 19422

--------------------------------------------------------------------------------
ITEM 2(c).  CITIZENSHIP:  Finland

--------------------------------------------------------------------------------
ITEM 2(d).  TITLE OF CLASS OF SECURITIES: Common Stock

--------------------------------------------------------------------------------

ITEM 2(e).  CUSIP NO.:  09064Q106

--------------------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A

      (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

      (b)   [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

      (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

      (e)   [  ] An Investment Adviser in accordance with Section 240.13d-1(b)
(1)(ii)(E);

      (f)   [  ] An Employee Benefit Plan or Endowment Fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

      (g)   [  ] A Parent Holding Company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

      (h) [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP

      (a)   Amount Beneficially Owned (as of December 31, 2000):

            2,066,454*
            -------------------------------------------------------------------

      (b)   Percent of Class (as of December 31, 2000):

             19.0%*
            -------------------------------------------------------------------

      (c)   Number of Shares as to which such person has:

            (i)   sole power to vote or to direct the vote 2,066,454*

            (ii)  shared power to vote or to direct the vote -0-

            (iii) sole power to dispose or to direct the disposition of
                  1,138,637*

            (iv)  shared power to dispose or to direct the disposition of  -0-

* Mr. Pertti Tormala beneficially owns and has the sole power to dispose of 1,138,637 shares (10.5%) of Bionx Implants, Inc. common stock ("Common Stock"). The 1,138,637 shares include 16,600 shares of Common Stock which Mr. Tormala has the right to acquire upon exercise of options granted by the Issuer within 60 days after December 31, 2001, and 1,122,037 shares of Common Stock which represents his proportionate equity interest in 2,684,211 shares of Common Stock owned by Bionix, B.V., a Dutch company. Pursuant to an agreement with Bionix, B.V., Mr. Tormala has the right to cause Bionix, B.V. to transfer to him such 1,122,037 shares. That agreement also enables Mr. Tormala to direct the voting by Bionix, B.V. of an aggregate of 2,049,854 shares of Common Stock beneficially owned by Bionix, B.V., which represents Mr. Tormala's 1,122,037 shares and an additional 927,817 shares of Common Stock owned by other shareholders of Bionix, B.V..


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.  N/A

ITEM 10. CERTIFICATION.  N/A


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   FEBRUARY 13, 2002
                                   --------------------------------------------
                                   (Date)

                                   PERTTI TORMALA

                                   BY: /S/ PETER H. EHRENBERG
                                   --------------------------------------------
                                   (Signature)

                                   PETER H. EHRENBERG, ATTORNEY-IN-FACT **
                                   --------------------------------------------
                                   (Name/Title)


** A POWER OF ATTORNEY WAS PREVIOUSLY FILED WITH THE COMMISSION AND IS INCORPORATED HEREIN BY REFERENCE.


          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).